UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Accelerize Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

00435A102
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00435A102	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Damon Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 5,579,711 (1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 5,579,711 (1)
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,579,711 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes (i) 2,204,711 shares of Common Stock held by the Reporting Person and (ii) 3,375,000 shares of Common Stock that are issuable upon the exercise of outstanding options within 60 days of December 31, 2016.

Item 1(a).	Name of Issuer

Accelerize Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20411 SW Birch Street, Suite 250, Newport Beach, California 92660

Item 2(a).	Name of Person Filing:

Damon Stein

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Accelerize Inc., 20411 SW Birch Street, Suite 250, Newport Beach, California 92660

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value per share

Item 2(e).	CUSIP Number:

00435A102

Item 3.	If this statement is filed pursuant to §§ 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	[ ]	An Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. Institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)

Amount beneficially owned: 5,579,711 shares of Common Stock (consisting of (i) 2,204,711 shares of Common Stock held by the Reporting Person and (ii) 3,375,000 shares of Common Stock that are issuable upon the exercise of outstanding options within 60 days of December 31, 2016).

(b) Percent of class: 8.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 5,579,711

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 5,579,711

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

/s/  Damon Stein

Damon Stein